Issuer Free Writing Prospectus
Filed pursuant to Rule 433 of Securities Act of 1933, as amended
Registration Statement on Form S-3 (Registration No. 333-265995)
July 17, 2023

CEL SCI
Empowering Immune Defenses

Multikine™ Neoadjuvant (pre-surgery) Cancer Immunotherapy

(Leukocyte Interleukin, Injection)

NYSE American: CVM

July 2023

Forward Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify these forward-looking statements by forward-looking words such as "anticipates," "believes," "expects," "intends," "future," "could," "estimates," "plans," "would," "should," "potential," "continues" and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances). These forward-looking statements involve risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to: the progress and timing of, and the amount of expenses associated with, our research, development and commercialization activities for our product candidates, including Multikine; the success of our clinical studies for our product candidates; our ability to obtain U.S. and foreign regulatory approval for our product candidates and the ability of our product candidates to meet existing or future regulatory standards; our expectations regarding federal, state and foreign regulatory requirements; the therapeutic benefits and effectiveness of our product candidates; the safety profile and related adverse events of our product candidates; our ability to manufacture sufficient amounts of Multikine or our other product candidates for use in our clinical studies or, if approved, for commercialization activities following such regulatory approvals; our plans with respect to collaborations and licenses related to the development, manufacture or sale of our product candidates; our expectations as to future financial performance, expense levels and liquidity sources; our ability to compete with other companies that are or may be developing or selling products that are competitive with our product candidates; anticipated trends and challenges in our potential markets; and our ability to attract, retain and motivate key personnel.

All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement, the risk factors set forth under the heading "Risk Factors" and elsewhere in our public filings, and in the documents incorporated or deemed to be incorporated by reference therein. The forward-looking statements contained in this presentation speak only as of their respective dates. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect new information, events or circumstances after the date of this presentation. In light of these risks and uncertainties, the forward-looking events and circumstances described in this presentation may not occur and actual results could differ materially from those anticipated or implied in such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

Multikine is the trademark that CEL-SCI has registered for this investigational therapy, and this proprietary name is subject to FDA review in connection with CEL-SCI's future anticipated regulatory submission for approval. Multikine has not been licensed or approved for sale, barter or exchange by the FDA or any other regulatory agency. Similarly, its safety or efficacy has not been established for any use. Each page of this presentation must be looked at in the context of the whole presentation, not by itself, and is merely meant to be a summary of the full and detailed information concerning the Company in its public filings and its website.

Free Writing Prospectus

This presentation highlights basic information about us in connection with the proposed offering of shares of our common stock. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus supplement is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and related base prospectus.

We Want to Make the First Cancer Treatment More Successful, and Non-Toxic

- Immune boosting drug called Multikine (MK) administered right after diagnosis, BEFORE surgery and radiotherapy (neoadjuvant)
- Initial focus is head and neck cancer
- Administered when the immune system is strongest
- No systemic toxicity



Our Lead Investigational Therapy

CEL-SCI
Empowering Immune Defenses

Multikine

- Our lead investigational therapy Multikine completed a pivotal phase 3 clinical trial in patients who are newly diagnosed (not yet treated) with advanced primary squamous cell carcinoma of the head and neck (SCCHN)
- Last US FDA approval for advanced primary head and neck cancer was over 50 years ago (Methotrexate)
- Our study enrolled 928 patients in 20 countries
- Local injections over just three weeks prior to surgery
- No systemic toxicity
- Multikine has received Orphan Drug Status from the U.S. FDA

Phase 3 Results

- The results announced in summer 2021 showed a long-term 5-year overall survival (OS) benefit in the treatment arm that received Multikine followed by surgery and radiation vs Control group (surgery & radiation only)
- This survival benefit was robust and durable and added no toxicity to the overall treatment, something not commonly seen with cancer drugs
- The survival benefit increased over time, and at 5-years, the overall survival benefit reached an absolute 14.1% advantage for the Multikine treated arm's 62.7% survival rate over the control arm's 48.6% survival rate

Background of the Phase 3 Study

- We used the standard of care treatment (following NCCN Guidelines) for advanced primary head and neck cancer patients as a comparison
- Multikine is delivered (by local injections) for 3 consecutive weeks (does not require hospitalization) before surgery
- NCCN standard of care is surgery followed by either radiation or chemoradiation (chemotherapy and radiation at the same time), as determined by the physician
- This means that there were 2 treatment arms:
    1) Surgery plus radiation
    2) Surgery plus chemoradiation
- The Multikine treatment followed by surgery and radiation arm showed great survival benefit, but when chemotherapy was added in treatment arm (2), the immunological effect of Multikine was negated
- However…



Background of the Phase 3 Study

- …The analysis of the separate treatment arms was prespecified in the protocol and the study statistical analysis plan and was carried out prior to us becoming unblinded
- The OS absolute benefit of 14.1% at 5 years for this treatment arm exceeded the 10% OS benefit set out for the study population as a whole
- We believe that the OS results for this treatment arm are significant (Wald two-sided p=0.0236, HR=0.68) and the effect is robust, durable and increasing over time
- In our opinion, the results from the Phase 3 cancer study proved that Multikine met all of the protocol required benefits stated in the study protocol in patients in the treatment arm receiving surgery and radiation as their standard therapy



Phase 3 Study Results: Multikine Followed by Surgery and Radiotherapy

Multikine Offers a Greater Survival Benefit than the Current Standard of Care


MK Tumor Responders
Other MK Patients
Control (no MK)
100
90
80
70
60
50
40
30
20
10
0
Unstratified Log Rank P-value
LR Group 1 Responders vs LR Group 1 Non-responders: 0.0104
LR Group 1 Responders vs LR SOC: 0.0020
Lower-risk Group 1 responders (n=24): 82.2% 60-month survival
Lower-risk Group 1 non-responders (n=134): 58.8% 60-month survival
Lower-risk Group 3 (n=168): 48.6% 60-month survival
0
12
24
36
48
60
72
84
Time to Survival (Months)

- No demonstrable toxicity over SOC
- Significant tumor response before surgery in only 3 weeks (>15%)
- >80% of MK responders (blue) lived past 5 years
- MK (blue and red) treated patients have better survival than control (green)
- Results presented at ASCO, ESMO, AHNS, with more to come

Recent Developments

CEL-SCI
Empowering Immune Defenses

- Phase 3 tumor Programmed Death-Ligand 1 ("PD-L1") biomarker data that demonstrated Multikine's increased efficacy and points to potential for combination of Multikine immunotherapy with checkpoint inhibitors for head & neck cancer
- Multikine significantly increases overall survival in patients with low levels of tumor cell PD-L1 expression in contrast to approved checkpoint inhibitors which most often show longer survival in a proportion of patients with a higher level of tumor cell PD-L1 expression
- A Kaplan-Meier lifetable for low tumor cell PD-L1 (defined as TPS <10) demonstrated a significant log rank test (2-sided p=0.034) favoring the Multikine plus Standard of care (SOC) group vs SOC alone
- There was an absolute 20% survival advantage at 5-years favoring both Multikine plus SOC (~60% alive) vs SOC alone (~40% alive)
- The PD-L1 low subgroup represents >70% of all Lower Risk for recurrence subjects
- Filed for a US patent for the use of Multikine in tumor expressing low levels of PD-L1


N
E
W
S

Multikine Approval Pathways

CEL-SCI
Empowering Immune Defenses

Ongoing Discussions

Food and Drug Administration - We Recently Concluded a Positive Meeting with the U.S. FDA

- The FDA is open to a close collaboration with CEL-SCI. We are planning a confirmatory clinical trial that will be required by the FDA

Ongoing Discussions

Health Canada - Notice of Compliance with Conditions (NOCC)

- We are preparing our application for the NOCC approval as they suggested, which we expect to file later this year/early next year

Scientific Advice In Process

European Medicines Agency - Conditional Marketing Authorization (CMA)

- We expect a meeting in the fall 2023 with the EMA will help us understand if a conditional approval can be given with a promise to do confirmatory studies after approval, or if it is possible to get a conditional approval with the enrollment of just a small number of patients

Scientific Advice In Process

UK Medicines and Healthcare Products Regulatory Agency - Early Access to Medicines Scheme (EAMS)

- We expect a meeting in the fall 2023 with the MHRA will help us understand if a conditional approval can be given with a promise to do confirmatory studies after approval or if it is possible to get a conditional approval with the enrollment of just a small number of patients

Our Recent Positive Meeting with the U.S. FDA

CEL-SCI Empowering Immune Defenses

Meeting Highlights

- The FDA acknowledged the longstanding need for improved treatments for head and neck cancer.
- The FDA is open to a close collaboration with CEL-SCI to help demonstrate that Multikine could be such a therapy
- Preliminary feedback from the FDA included that the selection criteria developed by CEL-SCI could be used to determine which patients should receive Multikine

What's Next?

- Based on the feedback, CEL-SCI is preparing additional information about its development plan for the next meeting with the agency
- A confirmatory clinical trial will be required by the FDA based on the agreed upon selection criteria for patients that will be treated with Multikine as assessed by methods including PET-CT/MRI screening
- We will collaborate closely with the FDA to design a clinical protocol that will allow us to generate, as expeditiously as possible, the confirmatory data they require for approval of Multikine
- This includes confirming the pre-surgical tumor responses that arise within just weeks of treatment in the agreed upon population.

Canada's Accelerated Conditional Approval Pathway for Multikine

CEL-SCI
Empowering Immune Defenses

- In April 2023 CEL-SCI held a successful pre-submission meeting with Health Canada to determine the best regulatory path for approval
- Canada was one of 20 countries in which the Phase 3 study was conducted
- Health Canada advised CEL-SCI to request advance consideration for approval under a Notice of Compliance with Conditions (NOC/C) policy
- Notice of Compliance with Conditions policy facilitates earlier access for physicians and patients to promising new drugs for patients suffering from serious, life-threatening, or severely debilitating diseases
- We are preparing our application for the NOC/C approval as they suggested, which we expect to file later this year
- Safety and the acceptance of promising evidence of clinical effectiveness of Multikine as an initial therapy for patients with advanced primary head and neck cancer would allow for the filing of an eligible drug submission earlier than normally possible because it promises to fulfill an unmet medical need



Pipeline

Empowering Immune Defenses

Candidate	Preclinical	Phase 1	Phase 2	Phase 3	Marketing Approval

MULTIKINE

Head and neck cancer
Neoadjuvant therapy in patients with squamous cell carcinoma of the head and neck
(administered right after diagnosis, before the first standard cancer treatment) – Global Pivotal Phase 3 Study

HPV
Cervical dysplasia in HIV/HPV co-infected patients (University of Maryland)

LEAPS Technology

Rheumatoid Arthritis CEL-2000
Phase 1 enabling studies CEL-4000 (NIH Grant)

A Severe Unmet Medical Need in SCCHN

Last FDA approval for advanced primary head and neck cancer was many decades ago

CEL-SCI
Empowering Immune Defenses

Recent failures to develop effective SCCHN treatments			
Manufacturer	*Drug*	*Trial*	*Outcome*
Pfizer & Merck	Bavencio	JAVELIN 100	Terminated March 2020
AstraZeneca	Durvalumab	KESTREL	Failed February 2021
Boehringer Ingelheim	Afatinib	LUX-Head&Neck 2	Failed June 2019
Glaxo	Feladilimab	INDUCE-3/ INDUCE-4	Terminated April 2021
Bristol Meyers	Opdivo + Yervoy	CHECKMATE-651	Failed September 2021
Pfizer & Merck	Bavencio	GORTEX-REACH	Failed September 2021
Merck	Keytruda	KEYNOTE-412	Failed July 2022
AstraZeneca & Innate	Monalizumab + Erbitux	INTERLINK-1	Terminated August 2022

A Severe Unmet Medical Need in SCCHN

We Hope to be Approved for About 210,000 Annual Cases Globally


U.S.
About 68,000 new patients per year


Europe
About 150,000 new patients per year

- About 890,000 new head and neck cancer patients are diagnosed per year worldwide
- 90% of head and neck cancers are squamous cell carcinomas
- About 66% of those are advanced primary
- Of all advanced primary patients, about 40% are prescribed surgery and radiation without chemo
- Keytruda and Opdivo cost $150,000 per treatment

What is Multikine?

- Multikine investigational immunotherapy is comprised of a mixture of cytokines; it is not one cell or one protein
- It is a combination of proteins derived from the stimulation in the culture of normal immune system cells
- Multikine is available off-the-shelf (allogenic) and frozen -20 degrees centigrade ready for use, not made from the patient's own cells
- CEL-SCI is using this proven concept (cytokines in the treatment of cancer) to develop a more successful and less toxic cancer therapy by using the following concepts:
  - Multikine is administered locally, not systemically, in small supra-physiological doses to avoid the serious toxicity previously seen with many cytokine treatments
  - Multikine is administered while the immune system is still intact, with intent to improve the cure rate, while other cytokine treatment are generally used in recurrent cancer patients
  - Multikine combines cytokines in a manner similar to the way the body does it naturally as opposed to giving only one or two of them



What is Multikine?

CEL-SCI
Empowering Immune Defenses

- Research at the US National Institutes of Health has shown that the cytokines in Multikine (shown in red in the table) are the ones that are required to reject any tumor
- Injected for 3 consecutive weeks before any other cancer therapy around the tumor and near adjacent lymph nodes to stimulate the immune system to recognize the cancer cells and micro-metastases
- Once the immune system is able to "see" the cancer, the still-intact immune system does what it is meant to do – destroy the cancer

Major Cytokine(s) and other Cellular Products in Multikine	
IL-1 α	IL-6
IL-1β	IL-8
IL-2	TNF-β
IL-3	G-CSF
TNF-α	RANTES
IFN-γ	MIP-1α
GM-CSF	MIP-1β

Mechanism of Action Stimulates an Immune Response at the Injection Site

- Multikine and Multikine activated immune cells potentially may:
  - Recognize and/or bind to multiple (different) antigens (or receptors) on the cancer cells
  - Signal the immune system to produce an anti-tumor immune response
  - Directly affect/kill cancer cells
- The various cytokines present in the Multikine investigational therapy, such as TNF, IL-2, IFN, along with other cytokines, could be responsible for this potential activity
- Clinical data also suggest that Multikine could augment the type of cells that infiltrate and attack the tumor changing the tumor microenvironment ratio of CD4/CD8 cells from CD-8 cells to predominantly CD-4 cells
- These CD-4 cells have the potential to bring about an anti-tumor immune response[1]



Tumoricidal / Tumoristatic
Necrotic
(e.g., TNFα)
Micro Metastases
Multikine
(peritumoral)
Tumor
Chemotactic
(e.g., IL-6, IL-8)
Lymphoproliferative
(e.g., IL-2)
Antigen Presenting Cells
(Dendritic Cells, Macrophages)
Neutrophils
CD4 + T Cells
CD8 + T Cell
Multikine
(perilymphatic)
Local / Regional
Lymph Nodes
Micro Metastases

1. Timar J, Ladanyi A, Forster-Horvath C, Lukits J, Dome B, Remenar E, Godeny M, Kasler M, Bencsik B, Repassy G, Szabo G, Velich N, Suba Z, Elo J, Balatoni Z, Pocza K, Zemplen B, Chretien P, Talor E. "Neoadjuvant immunotherapy of oral squamous cell carcinoma modulates intratumoral CD4/CD8 ratio and tumor microenvironment: a multicenter phase II clinical trial." Journal of Clinical Oncology. 2005 May 20; 23(15):3421-32.

Improved Phase 3 Survival: Multikine followed by surgery and radiotherapy

	Survival by Treatment Group		Delta
	(A) MK+CIZ+SURG+RAD [MK-treated] (n=158) % Survival (95% CI)	**(C)** SURG+RAD [Control] (n=168) % Survival (95% CI)	
36 months	**72.4%** (64.4%, 78.9%)	**67.5%** (59.7%, 74.1%)	**4.9%**
48 months	**67.3%** (59.0%, 74.3%)	**57.8%** (49.7%, 65.0%)	**9.5%**
60 months	**62.7%** (54.0%, 70.2%)	**48.6%** (40.4%, 56.4%)	**14.1%**
Hazard ratio = 0.68 (0.48, 0.95, Wald p=0.0236)			

- From data announced in 2021

Improved Death Rate for Multikine Patients: Multikine followed by surgery and radiotherapy

	Pre-surgical Response Rate	Death rate	Hazard Ratio HR, [95% CI]
MK+CIZ+SURG+RAD (n=158) [MK Treated]	24/158 (**15.2%**)	**12.5%** for responders **41.0%** for the rest	**0.169**, [0.053, 0.539] **0.785**, [0.555, 1.110]
SURG+RAD (n=168) [Control]	0/168 (**0.0%**)	**50.0%**	

- From data announced in 2021

No Safety Signals or Toxicities Detected

Factor	Findings
Toxicity	No significant MK-related SAEs
Immunogenicity	Local immune response is desired and shown by histopathology, but no evidence of systemic hyper-response that might raise concerns, and no autoimmune conditions reported
Persistence of Long-Term Adverse Effects	Pre-surgical AEs all resolved post-surgery Similar toxicity levels in MK groups vs control

- From data announced in 2021

Phase 3

For patients who received Multikine followed by surgery and radiotherapy

- 14.1% absolute 5-year overall survival benefit — five-year survival with MK 62.7% versus Control 48.6%
- Nearly 4-year median overall survival benefit versus Control
- 15.2% had partial or complete tumor response in the three weeks prior to surgery (vs none reported in control)
- Five MK treated patients had a complete tumor response before surgery (vs none reported in the control)
- Tumor response led to significantly higher survival rate (>80%) and lower death rate
- Histopathology confirmation with 61 markers – benefit to MK-treated over Control
- No toxicity was added to the standard of care treatment
- Other important findings submitted for publication at leading cancer conferences

Phase Three Clinical Trial


The Standard of Care
BENEFIT
Radiotherapy (RT)
Patient Intake / Screening
Pathology
Physician / Oncology Board Decision
Lower Risk of Recurrence (LR)
Higher Risk of Recurrence (HR)
Neoadjuvant Multikine Regimen (Three Weeks)
Surgery
Chemoradiotherapy (CRT)

Comparable Drugs

	Multikine (CEL-SCI)	Keytruda (Merck & Co, Inc)	Opdivo (Bristol-Myers Squibb Company)
Indication	Previously untreated, resectable tumors	Unresectable recurrent or metastatic tumors	Unresectable recurrent or metastatic tumors
Stage of treatment	First line	Late stage	Late stage
Tumor response rate	15.2%	16%	13.3%
Time to response	3 weeks	3.6 months	2.1 months
Median survival benefit	46 months	None	2.4 months
Toxicity	No toxicity	High toxicity	High toxicity
Marker	PD-L1 Low	PD-L1 High	PD-L1 High
Study population	326	174-550	361
FDA pathway	Targeting Accelerated Approval	Accelerated approval	Standard approval

Table title: Multikine Compares Favorably to the Two Leading Approved Drugs for SCCHN

State-of-the-Art Facility & Proprietary Manufacturing Process: Potential Barriers to Competition

CEL-SCI
Empowering Immune Defenses

cGMP and BSL-1 facility near Washington, DC, USA

- Over $100 million spent to develop our state-of-the art facility
- Over 73,000 ft^2 of manufacturing and research and development space available
- About 45,000 ft^2 fully developed
- Inspected by the QP for the manufacture and release of Sterile Medicinal Products (per ICH and EU Directives)

Focused on Multikine

- Built specifically for the research & development of Multikine (being readied for commercial use)
- Our method of manufacture is a valuable trade secret that cannot be easily replicated
- Proprietary automated cold fill to ensure no loss of biological activity during fill



Upcoming Milestones

CEL-SCI
Empowering Immune Defenses

Collaborate Closely with the FDA

- While collaborating with the FDA, design a clinical protocol that will allow us to generate the confirmatory data they require for approval of Multikine
- Plan for a confirmatory clinical trial that will be required by the FDA

Potential Commercialization in Canada as Early as 2024

- We are preparing our application for the NOC/C approval as they suggested, which we expect to file later this year/early next year
- If Health Canada grants the NOC/C, then it is possible that we could begin commercialization in Canada as early as 2024

Scientific Advice Meetings in the EMA and MHRA

- We are expecting scientific advice meetings with the European Medicines Agency and the Medicines and Healthcare Products Regulatory Agency in the UK in the fall of 2023
- These are priority markets for CEL-SCI, as Europe has more than twice the number of head and neck cancer cases diagnosed each year as compared to the U.S.

Complete the Validation of our Manufacturing Facility

- Potential completion expected end of 2023



The CEL-SCI Team



Geert Kersten, Esq.

- CEO since 1995
- Experience in investment banking and law
- Accounting, MBA and JD degrees
- Raised more than $500 million for CEL-SCI



Eyal Talor, PhD

- Chief Scientific Officer since 2009
- Inventor / developer of Multikine®
- 30 years at CEL-SCI in R&D, Manufacturing and Clinical development
- Author of over 30 peer-reviewed publications
- Adjunct Faculty at Johns Hopkins University



John Cipriano

- Senior VP of Regulatory Affairs since 2004
- Former FDA Deputy Director, Division of Biologics Investigational New Drug
- Former FDA Deputy Director, IND Branch, Division of Biologics Evaluation, Office of Biologics
- Degrees in pharmacy and pharmaceutical chemistry

Top-tier physician consultants

CEL-SCI Empowering Immune Defenses



Philip Lavin, PhD, FASA, FRAPS

- Biostatistician and clinical trial consultant since 2005
- Lead biostatistician for >80 regulatory approvals
- Served on multiple FDA review panels as a Special Government Employee
- Former faculty at Harvard School of Medicine



J. Edward M. Young, MD

- Clinical Professor of Surgery, McMaster University
- 45+ years managing head and neck cancer
- Former President of Society of Head and Neck Surgeons
- Former head Surgical Oncology, Hamilton Regional Oncology Center
- Principal Investigator in CEL-SCI's Phase 2 and 3 studies



Marshall Posner, MD

- Consultant for CEL-SCI since 2005
- Principal Investigator and Chair of the IDMC in CEL-SCI's Phase 3 study
- Director, Head and Neck Oncology, Mt. Sinai NY
- Co-Leader, Cancer Clinical Investigation Program, Tisch Cancer Institute
- More than 250 peer-reviewed publications

Pre-Offering Capitalization Table & Balance Sheet

CEL SCI
Empowering Immune Defenses

Pre-Offering Capitalization Table	
Ordinary Shares Outstanding	44,750,097
Warrants (WAEP: $3.16)	1,092,470
Options (WAEP: $8.80)	12,731,895
Fully Diluted Shares Outstanding	58,574,462

Consolidated Balance Sheet	As of March 31, 2023
Cash and Cash Equivalents	$10,046,344
Total Assets	$38,195,243
Total Liabilities	$18,047,643
Total Shareholders' Equity (Deficit)	$20,147,600

- Cash spent during the six months ended March 31, 2023 was approximately $12.6mm.

Investment Highlights

CEL-SCI
Empowering Immune Defenses

Demonstrated survival benefit (surgery and radiotherapy) in Phase 3 data

- 14.1% absolute 5-year overall survival benefit - five-year survival with MK 62.7% versus Control 48.6%
- Nearly 4-year median overall survival benefit for Multikine treated versus Control
- 15.2% had partial or complete tumor response in the three weeks prior to surgery (vs none reported in control)
- Five MK patients had a complete tumor response before surgery (vs none reported in the control)
- Tumor response to Multikine treatment led to significantly higher survival rate (>80%) and lower death rate

Multikine approval pathways

- Ongoing discussions with the FDA & Health Canada, and scientific advice meetings expected with the European Medicines Agency & with the UK Medicines and Healthcare Products Regulatory Agency in the fall 2023

Favorable comparison to the two leading approved drugs

- Multikine aims to become standard of care for newly diagnosed head and neck cancer patients who are scheduled to receive surgery plus radiotherapy. Keytruda and Opdivo are currently approved for unresectable recurrent or metastatic H&N cancer

CEL-SCI is positioned for commercialization

- Over 73,000 ft^2 of manufacturing designated space for Multikine
- Our method of manufacture is a valuable trade secret that cannot be easily replicated



“Small companies invent most of the breakthroughs in this world.”

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Boulevard, #802 Vienna, VA
22182, USA Phone: (703) 506-9460